**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 8-K/A

**CURRENT REPORT**
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

**March 4, 2009 (December 22, 2008)**
Date of Report (Date of earliest event reported)

# LaBARGE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation)

| **001-05761** | **73-0574586** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

| **9900 Clayton Road, St. Louis, Missouri** | **63124** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(314) 997-0800**
Registrant's telephone number, including area code

**N/A**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act.
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act.
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

**Explanatory Note**


On December 23, 2008, Registrant filed a Current Report on Form 8-K to report its acquisition, through its wholly-owned subsidiary, LaBarge Acquisition Company, Inc. ("LaBarge Acquisition"), of substantially all of the assets of, and assumption of the operating liabilities of, Pensar Electronic Solutions, LLC, a Wisconsin limited liability company ("Pensar").

The total purchase price for Pensar was $45.3 million, consisting of $45.1 million of cash paid at closing, a net working capital adjustment of $41,000 to be paid in March 2009, and incurred transaction costs of $200,000.  The purchase price may be increased by up to $4.45 million under an earn-out provision if certain EBITDA (as defined in the Asset Purchase Agreement) targets are met during the period commencing December 29, 2008 and ending June 27, 2010.

As permitted under Item 9.01 of Form 8-K, Registrant indicated that it would file the financial statements and pro forma financial information required under Item 9.01(a) and (b) of Form 8-K no later than the date required. This amendment to Current Report on Form 8-K provides the required financial information and amends Item 9.01 of the Current Report on Form 8-K filed by Registrant on December 23, 2008.

**Item 9.01   Financial Statements Pro Forma Financial Information and Exhibits**

(a)     Financial Statements of Business Acquired

The following audited condensed financial statements required by Item 9.01(a) of Form 8-K are included as Exhibit 99.1 to this amended Current Report and are incorporated herein by reference.

- Audited financial statements of Pensar Electronic Solutions, LLC as of December 21, 2008 and December 31, 2007 and for the period ending December 21, 2008 and the year ending December 31, 2007.

(b)     Pro Forma Financial Information

The following unaudited pro forma combined condensed consolidated financial statements of LaBarge, giving effect to the acquisition of Pensar, prepared pursuant to Article 11 of Regulation S-X, are included as Exhibit 99.2 to this amended Current Report and are incorporated herein by reference:

- Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the six months ended December 28, 2008.

- Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the year ended June 29, 2008.

- Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

(d)     Exhibits

| Exhibit No. | Exhibit |
| --- | --- |
| 23.1 | Consent of Schenck S.C., Certified Public Accountants |
| 99.1 | Audited financial statement of Pensar Electronic Solutions, LLC as of and for the period ended December 21, 2008 and as of and for the year ended December 31, 2007 |
| 99.2 | Unaudited Pro Forma Combined Condensed Consolidated Financial Statements giving effect to the acquisition of Pensar Electronic Solutions, LLC by Registrant |
| 99.3* | Press release of LaBarge, Inc., dated December 22, 2008 |

* Previously filed

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LABARGE, INC.

Date:  March 4, 2009

By:  /s/Donald H. Nonnenkamp

Donald H. Nonnenkamp
Vice President and Chief Financial Officer

**EXHIBIT 23.1**

[SCHENCK S.C. LOGO]

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of LaBarge, Inc. on Forms S-8 (Nos. 333-108537, 333-53583, and 33-51330) of our report dated January 31, 2009 with respect to the consolidated financial statements of Pensar Electronic Solutions, LLC for the period ended December 21, 2008 and the year ended December 31, 2007.

/s/SCHENCK SC

Schenck S.C.
Appleton, WI
February 27, 2009

EXHIBIT 99.1

# PENSAR ELECTRONIC SOLUTIONS, LLC

## FINANCIAL STATEMENTS

**Period Ended December 21, 2008
and Year Ended December 31, 2007**

# CONTENTS

[SCHENCK SC LOGO]


INDEPENDENT AUDITORS' REPORT


To the Members
Pensar Electronic Solutions, LLC
Appleton, Wisconsin


We have audited the accompanying balance sheets of Pensar Electronic Solutions, LLC as of December 21, 2008 and December 31, 2007, and the related statements of income, changes in members' capital and cash flows for the period ended December 21, 2008 and year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pensar Electronic Solutions, LLC as of December 21, 2008 and December 31, 2007, and the results of its operations and its cash flows for the period ended December 21, 2008 and year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.


/s/Schenck S.C.
Certified Public Accountants

Appleton, Wisconsin
January 31, 2009

PENSAR ELECTRONIC SOLUTIONS, LLC

BALANCE SHEETS

December 21, 2008 and December 31, 2007

| ASSETS | 2008 | 2007 |
|---|---|---|
| Current assets | | |
| Cash | $ 452,116 | $ 482,254 |
| Accounts receivable | | |
| Trade, net of allowance of $41,359 | 7,228,912 | 6,484,402 |
| Other | 10,105 | 10,230 |
| Inventories | 6,444,326 | 4,462,396 |
| Prepaid expenses | 147,311 | 221,426 |
| | | |
| Total current assets | 14,282,770 | 11,660,708 |
| | | |
| Property, plant and equipment | | |
| Land and building | 1,906,946 | 1,906,946 |
| Building improvements | 52,467 | 38,986 |
| Machinery and equipment | 3,895,087 | 3,309,109 |
| Furniture and fixtures | 140,226 | 140,227 |
| Computer equipment | 527,857 | 465,697 |
| | | |
| | 6,522,583 | 5,860,965 |
| Less accumulated depreciation | 2,441,755 | 1,873,101 |
| | | |
| Net property, plant and equipment | 4,080,828 | 3,987,864 |
| | | |
| Other assets | | |
| Bond discount and issuance costs, net of accumulated amortization of $46,429 and $37,388, respectively | 89,175 | 98,216 |

See notes to financial statements.

## LIABILITIES AND MEMBERS' CAPITAL

| | 2008 | 2007 |
|---|---|---|
| Current liabilities | | |
| Current maturities of long-term debt | $ 507,420 | $ 310,420 |
| Accounts payable | 4,413,388 | 3,676,417 |
| Accrued liabilities: | | |
| Salaries and vacation | 574,800 | 357,001 |
| Property taxes | 53,861 | 48,355 |
| Interest | 12,767 | 25,439 |
| Other | 804,700 | 649,560 |
| Line-of-credit | 3,191,894 | - |
| Interest rate swap | - | 172,000 |
| Total current liabilities | 9,558,830 | 5,239,192 |
| Long-term liabilities | | |
| Line-of-credit | - | 2,670,392 |
| Long-term debt, less current maturities | 2,578,937 | 3,131,065 |
| Total long-term liabilities | 2,578,937 | 5,801,457 |
| Total liabilities | 12,137,767 | 11,040,649 |
| Members' capital | | |
| Members' capital | 746,223 | 746,223 |
| Retained earnings | 5,568,783 | 4,131,916 |
| Accumulated other comprehensive loss: | | |
| Unrealized loss on interest rate swap | - | (172,000) |
| Total members' capital | 6,315,006 | 4,706,139 |
| | $ 18,452,773 | $ 15,746,788 |

## PENSAR ELECTRONIC SOLUTIONS, LLC

## STATEMENTS OF INCOME
Period Ended December 21, 2008 and Year Ended December 31, 2007

|  | 2008 | 2007 |
|---|---|---|
| Net sales | $ 52,192,090 | $ 48,053,364 |
| Cost of sales | 44,955,376 | 41,237,359 |
| Gross income | 7,236,714 | 6,816,005 |
| Operating expenses |  |  |
| Selling | 521,943 | 458,533 |
| Administrative | 1,905,874 | 1,590,544 |
| Total operating expenses | 2,427,817 | 2,049,077 |
| Income from operations | 4,808,897 | 4,766,928 |
| Other income (expense) |  |  |
| Interest expense | (306,359) | (371,364) |
| Interest rate swap termination payment | (398,000) | - |
| Interest income | 50,287 | 18,335 |
| Miscellaneous income | 230,662 | 104,916 |
| Total other expenses, net | (423,410) | (248,113) |
| Net income | $ 4,385,487 | $ 4,518,815 |

See notes to financial statements.

## PENSAR ELECTRONIC SOLUTIONS, LLC

### STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
Period Ended December 21, 2008 and Year Ended December 31, 2007

| | Members' Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|
| Balance, December 31, 2006 | $ 746,223 | $ 3,332,891 | $ - | $4,079,114 |
| Distributions | - | (3,719,790) | - | (3,719,790) |
| Comprehensive income: | | | | |
| Net income | - | 4,518,815 | - | 4,518,815 |
| Other comprehensive loss: | | | | |
| Unrealized loss on interest rate swap | - | - | (172,000) | (172,000) |
| Comprehensive income | | | | 4,346,815 |
| Balance, December 31, 2007 | 746,223 | 4,131,916 | (172,000) | 4,706,139 |
| Distributions | - | (2,948,620) | - | (2,948,620) |
| Comprehensive income: | | | | |
| Net income | - | 4,385,487 | - | 4,385,487 |
| Other comprehensive income: | | | | |
| Unrealized gain on interest rate swap | - | - | 172,000 | 172,000 |
| Comprehensive income | | | | 4,557,487 |
| Balance, December 21, 2008 | $ 746,223 | $ 5,568,783 | $ - | $6,315,006 |

See notes to financial statements.

## PENSAR ELECTRONIC SOLUTIONS, LLC

### STATEMENTS OF CASH FLOWS
Period Ended December 21, 2008 and Year Ended December 31, 2007

|  | 2008 | 2007 |
|---|---|---|
| **Operating activities** | | |
| Net income | $4,385,487 | $ 4,518,815 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 568,663 | 518,635 |
| Amortization of bond discount and issuance costs | 9,041 | 9,041 |
| Decrease (increase) in: | | |
| Accounts receivable | (744,385) | 1,630,402 |
| Inventories | (1,981,930) | (1,209,621) |
| Prepaid expenses | 74,115 | (106,866) |
| Increase (decrease) in: | | |
| Accounts payable | 736,971 | (956,852) |
| Accrued liabilities | 365,773 | 111,875 |
| Net cash provided by operating activities | 3,413,735 | 4,515,429 |
| | | |
| **Investing activities** | | |
| Purchase of property, plant and equipment | (661,627) | (375,305) |
| Sale of investment | - | 10,000 |
| Net cash used for investing activities | (661,627) | (365,305) |
| | | |
| **Financing activities** | | |
| Net increase (decrease) in line of credit | 521,502 | (43,919) |
| Retirement of long-term debt | (355,128) | (310,128) |
| Distributions | (2,948,620) | (3,719,790) |
| Net cash used for financing activities | (2,782,246) | (4,073,837) |
| | | |
| **Cash** | | |
| Net increase (decrease) | (30,138) | 76,287 |
| Beginning of period | 482,254 | 405,967 |
| | | |
| End of period | $ 452,116 | $ 482,254 |
| | | |
| **Supplemental cash flow information** | | |
| Cash paid for interest | $ 319,031 | $ 381,390 |

See notes to financial statements.

PENSAR ELECTRONIC SOLUTIONS, LLC

SCHEDULES OF COST OF SALES AND COST OF GOODS MANUFACTURED
Period Ended December 21, 2008 and Year Ended December 31, 2007

|  | 2008 | 2007 |
|---|---|---|
| Cost of sales |  |  |
| In process and finished goods inventories, beginning of period | $ 2,061,738 | $ 1,162,998 |
| Cost of goods manufactured (schedule below) | 45,555,105 | 42,136,099 |
| Less in process and finished goods inventories, end of period | (2,661,467) | (2,061,738) |
| Cost of sales | $44,955,376 | $41,237,359 |
|  |  |  |
| Cost of goods manufactured |  |  |
| Material cost: |  |  |
| Raw materials inventories, beginning of period | $ 2,400,658 | $ 2,089,777 |
| Purchases | 34,043,677 | 30,733,978 |
| Freight | 335,762 | 291,401 |
| Cost of materials available | 36,780,097 | 33,115,156 |
| Less raw materials inventories, end of period | (3,782,859) | (2,400,658) |
| Cost of material used | 32,997,238 | 30,714,498 |
| Direct labor | 8,470,246 | 7,553,830 |
| Other manufacturing expenses (Schedule 2) | 4,087,621 | 3,867,771 |
| Cost of goods manufactured | $45,555,105 | $42,136,099 |

PENSAR ELECTRONIC SOLUTIONS, LLC

SCHEDULES OF OTHER MANUFACTURING EXPENSES
Period Ended December 21, 2008 and Year Ended December 31, 2007

|  | 2008 | 2007 |
|---|---|---|
| Contract labor | $ 42,626 | $ 275,559 |
| Payroll taxes | 794,574 | 690,352 |
| Fringe benefits | 951,693 | 824,528 |
| Material restocking | 5,734 | - |
| Special order premiums | 597 | - |
| Manufacturing supplies | 909,359 | 824,436 |
| Maintenance and repairs | 343,045 | 288,891 |
| Insurance | 116,595 | 121,724 |
| Depreciation - Equipment | 454,823 | 403,003 |
| Professional fees | 1,020 | 1,573 |
| Rent | 110,846 | 112,285 |
| Telephone | 35,331 | 36,667 |
| Travel and meals | 12,176 | 13,332 |
| Utilities | 309,202 | 275,421 |
| Total other manufacturing expenses | $ 4,087,621 | $ 3,867,771 |

PENSAR ELECTRONIC SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS
December 21, 2008 and December 31, 2007

Note 1 - Nature of business and significant accounting policies

A.    Nature of business

The Company provides advanced electronics manufacturing services to a variety
of industries including medical, industrial, networking and data communication.
The range of services includes prototyping services, new product introduction,
material procurement and management, printed circuit board assembly, test
development, final system box build, and access to design services.

Sales to the Company's three largest customers accounted for approximately 40%
and 34% of net sales for the period ended December 21, 2008 and year ended
December 31, 2007, respectively. Accounts receivable from these customers
amounted to approximately 44% and 41% of trade receivables at December 21,
2008 and December 31, 2007, respectively.

B.    Estimates

The preparation of financial statements in conformity with accounting principles
generally accepted in the United States of America requires management to make
estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

C.    Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may
exceed federally insured limits. The Company has not experienced any losses in
such accounts. Management believes the Company is not exposed to any
significant credit risk on cash.

D.    Trade accounts receivable

Trade accounts receivable are stated at the amount the Company expects to
collect from outstanding balances. The Company provides for probable
uncollectible amounts through a charge to earnings and a credit to a valuation
allowance based on its assessment of the current status of individual accounts.
Balances that are still outstanding after the Company has used reasonable
collection efforts are written off through a charge to the valuation allowance and a
credit to trade accounts receivable.

E.    Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out
method, or market.

Note 1 - Nature of business and significant accounting policies, continued

F.    Property, plant, equipment and depreciation

Property, plant and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred.  Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to the results of operations.

Depreciation for financial reporting purposes is provided over the estimated useful lives of the respective assets, using the straight-line method.

G.    Intangible assets

Bond discount and issuance costs related to the Company's bonds have been capitalized and are being amortized straight-line over fifteen years. Amortization expense was $9,041 for the period ended December 21, 2008 and year ended December 31, 2007. Estimated future amortization expense is $9,041 per year for each of the next five years.

H.    Income taxes

The Company has elected by unanimous consent of its members to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income. Instead, the members are liable for individual federal and Wisconsin income taxes on their respective shares of the Company's taxable income on their individual income tax returns. The Company will make periodic distributions to its members to enable them to pay the personal income taxes which are due on their respective shares of the Company's taxable income.

I.    Assembly revenues

Revenues in connection with contract assembly of electronic components are recognized upon shipment of the units.

J.    Shipping and handling

The Company expenses shipping and handling costs as incurred. These costs are included in cost of sales on the statements of income.

Note 1 - Nature of business and significant accounting policies, continued

K.    Derivative instruments

The Company uses derivatives, interest rate swap agreements, to manage risks related to interest rate movements. An interest rate swap contract designated and qualifying as a cash flow hedge is reported at fair value. The gain or loss on the effective portion of the hedge initially is included as a component of other comprehensive income and is subsequently reclassified into earnings when interest on the related debt is paid. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. The Company's interest rate risk management strategy is to stabilize cash flow requirements by maintaining an interest rate swap contract to convert variable-rate debt to a fixed rate.

L.    Fair value of financial instruments

The carrying amounts reflected in the Company's balance sheet for cash, accounts receivable, notes receivable, accounts payable and notes payable approximate the respective fair values due to the short maturities of those instruments. Hedging instruments also are recorded at fair value in the balance sheets. The fair value of the Company's hedging instruments were determined based on market value information obtained from JPMorgan Chase Bank.

M.    Presentation of sales taxes

The Company collects sales tax from certain customers and remits the entire amount to the appropriate governmental entities. The Company's accounting policy is to exclude the tax collected and remitted from revenues and cost of sales.

Note 2 - Sale subsequent to the period ended December 21, 2008

Subsequent to the period ended December 21, 2008, the Company sold substantially all of its assets and liabilities to LaBarge Acquisition Company, Inc.  All bank debt was paid in full from the proceeds of the sale and lease commitments were either bought out or assumed by the buyer.

Note 3 - Inventories

Inventories at December 21, 2008 and December 31, 2007 consist of the following:

|  | 2008 | 2007 |
|---|---|---|
| Raw materials | $ 3,782,859 | $ 2,400,658 |
| Finished goods | 1,498,041 | 1,734,839 |
| Work in process | 1,163,426 | 326,899 |
| Total inventories | $ 6,444,326 | $ 4,462,396 |

Note 4 - Line-of-credit

The Company has a $6,000,000 line-of-credit with JP Morgan Chase Bank, N.A. that is secured by substantially all assets of the Company. Interest is accrued at LIBOR plus 1.75% (3.65% at December 21, 2008). The line-of-credit matures in December, 2009.  The outstanding balances at December 21, 2008 and December 31, 2007 were $3,191,894 and $2,670,392, respectively.

Borrowings under this agreement are subject to a borrowing base calculated as a percentage of eligible inventories. The line-of-credit agreement contains various restrictive covenants including maintaining certain debt and liquidity ratios, and minimum amounts of net worth and EBITDA. It also limits capital expenditures and operating lease obligations.

Note 5 - Long-term debt

Following is a summary of long-term debt at December 21, 2008 and December 31, 2007:

|  | 2008 | 2007 |
|---|---|---|
| Bank term note (1) | $ - | $ 267,005 |
| City of Appleton, Wisconsin Industrial Development Revenue Bonds (2) | 3,000,000 | 3,000,000 |
| Bank term note (3) | 86,357 | 174,480 |
| Total long-term debt | 3,086,357 | 3,441,485 |
| Less current maturities | 507,420 | 310,420 |
| Long-term, less current maturities | $2,578,937 | $3,131,065 |

(1)   The bank term note is due in monthly principal installments of $19,000 and accrued interest at LIBOR plus 2.75% (4.65% at December 21, 2008) through August, 2008. The note is secured by all of the assets of the Company. The term note agreement contains various restrictive covenants described in Note 4.

(2)  The Industrial Development Revenue Bonds (IRB) of the City of Appleton is due in annual installments of $425,000 beginning in December, 2009 through December, 2014, and $450,000 in December, 2015. Interest payments are due monthly at a variable rate defined in the IRB agreement. The bond is secured by a letter of credit from JP Morgan Chase Bank, N.A. that matures in December, 2009.

(3)  The bank term note is due in monthly principal installments of $8,120 and accrues interest at 6.85% through November, 2009. This note is secured by substantially all assets of the Company.

Note 5 - Long-term debt, continued

Future maturities of long-term debt for years succeeding December 21, 2008 are as follows:

| Year ending December 31, | |
| --- | --- |
| 2009 | $   507,420 |
| 2010 | 428,937 |
| 2011 | 425,000 |
| 2012 | 425,000 |
| 2013 | 425,000 |
| Thereafter | 875,000 |
| | $ 3,086,357 |

Note 6 - Derivative instruments

Pensar Electronic Solutions, LLC entered into an interest rate swap agreement on $3,000,000 of its debt under its credit agreement with JPMorgan Chase Bank, also discussed in Note 5, to minimize the effect of changes in the LIBOR. The agreement provides they pay interest at a fixed rate of 5.40% through June, 2012 and will receive interest at market rates. As of December 31, 2007, a cumulative loss of $172,000 resulted from changes in the interest rate swap agreement's fair value.  This loss is included as a current liability and accumulated other comprehensive loss on the balance sheet at December 31, 2007.  During the period ended December 21, 2008, the company paid $398,000 to terminate the interest rate swap agreement.  This amount is shown as other income on the income statement for the period ending December 21, 2008.

Note 7 - Leases

The Company leases certain manufacturing and office equipment and vehicles under operating leases with unrelated parties.

Future minimum lease payments required under these operating leases at December 21, 2008 are approximately as follows:

| Year ending December 31, | |
|---|---|
| 2009 | $ 165,514 |
| 2010 | 145,624 |
| 2011 | 95,082 |
| 2012 | 9,837 |
| | $ 416,057 |

Lease expense, including executory costs, under all operating leases for the period ended December 21, 2008 and year ended December 31, 2007 amounted to approximately $164,000 and $149,000, respectively.

Note 8 - 401(k) profit sharing plan

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Employees can elect to contribute up to 50% of their compensation to the plan. The Company's contributions to the plan are determined annually by the Board of Directors. There were no Company contributions for the period ended December 21, 2008 and year ended December 31, 2007.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION


To the Members
Pensar Electronic Solutions, LLC
Appleton, Wisconsin


Our audits were made for the purpose of forming an opinion on the basic

financial statements taken as a whole.  Schedules 1 and 2 are presented for

purposes of additional analysis and are not a required part of the basic financial

statements. Such information has been subjected to the auditing procedures

applied in the audits of the basic financial statements and, in our opinion, is fairly

stated in all material respects in relation to the basic financial statements taken as

*Schenck SC*

a whole.

/s/Schenck S.C.
Certified Public Accountants

Appleton, Wisconsin
January 31, 2009

EXHIBIT 99.2

# LᴀBARGE, INC.'S
## UNAUDITED PRO FORMA COMBINED CONDENSED
## CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed consolidated financial information has been prepared to give effect to LaBarge, Inc.'s ("LaBarge") acquisition of substantially all the assets and assumed operating liabilities of Pensar Electronic Solutions, LLC ("Pensar") on December 22, 2008 (the "Acquisition"), using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial information. This unaudited pro forma financial information was prepared as if the Acquisition had been completed as of July 2, 2007.

LaBarge's fiscal year end is the Sunday closest to June 30, whereas Pensar's fiscal year end is December 31. The unaudited pro forma combined condensed consolidated statement of operations for the six months ended December 28, 2008 includes the historical statements of operation of LaBarge for its six months ended December 28, 2008 and for Pensar's period ended December 21, 2008. Pensar's results of operations for the period from December 22, 2008 to December 28, 2008 are included in LaBarge's historical results of operations. The unaudited pro forma combined condensed consolidated statement of operations for the year ended June 29, 2008 includes the historical statements of operations of LaBarge and Pensar for twelve months ended June 29, 2008.

The unaudited pro forma combined condensed consolidated financial information is based upon the respective historical financial statements of LaBarge and Pensar after giving effect to the operations acquired by LaBarge. This unaudited pro forma combined condensed consolidated financial information should be read in conjunction with: (i) LaBarge's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008, filed on February 6, 2009; (ii) LaBarge's Annual Report on Form 10-K for the year ended June 29, 2008, filed on August 28, 2008; (iii) Pensar's audited financial statements as of and for the period ended December 21, 2008 and as of and for the year ended December 31, 2007 included in this Form 8-K/A as exhibit 99.1; and (v) the accompanying notes to the unaudited pro forma combined condensed consolidated financial information.

The unaudited pro forma combined condensed consolidated financial information includes adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Pensar. The purchase price allocation presented herein is preliminary, and final allocation of the purchase price will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed as of the date of the Acquisition. Accordingly, final purchase accounting adjustments may differ from the pro forma adjustments presented herein.

The unaudited pro forma combined condensed consolidated financial information is intended for informational purposes only and, in the opinion of management, are not indicative of the results of operations of LaBarge after the Acquisition or the results of operations had the Acquisition actually been effected as of the dates indicated, nor are they indicative of the future financial position or results of operations.

The unaudited pro forma combined condensed consolidated financial information does not include potential cost savings from operating efficiencies or synergies that may result from the Acquisition.

# LaBARGE, INC.
## PRO FORMA COMBINED CONDENSED CONSOLIDATED
## STATEMENT OF OPERATIONS
## FOR THE SIX MONTHS ENDED DECEMBER 28, 2008

| | December 28, 2008 LaBarge | For the Period Ended December 21, 2008 Pensar | Combined | Pro Forma Adjustments | Pro Forma Combined |
|---|---|---|---|---|---|
| Net sales | $ 136,399 | $ 25,111 | $ 161,510 | $ --- | $ 161,510 |
| | | | | | |
| **Cost and expenses:** | | | | | |
| Cost of sales | 111,884 | 22,074 | 133,958 | 158 **a** | 134,116 |
| Selling and administrative expense | 17,912 | 1,264 | 19,176 | 693 **b** | 19,869 |
| Interest expense | 303 | 555 | 858 | 112 **c** | 970 |
| Other (income) expense, net | 16 | (110) | (94) | --- | (94) |
| Earnings before taxes | $ 6,284 | $ 1,328 | $ 7,844 | $ (995) | $ 6,649 |
| Income taxes | 2,366 | --- | 2,366 | 141 **d** | 2,507 |
| **Net earnings** | **$ 3,918** | **$ 1,328** | **$ 5,478** | **$ (1,104)** | **$ 4,142** |
| **Basic earnings per common share** | | | | | |
| Net earnings | $ 0.26 | --- | --- | --- | $ 0.27 |
| Average common shares outstanding | 15,343 | | | | 15,343 |
| **Diluted earnings per common share:** | | | | | |
| Net earnings | $ 0.24 | --- | --- | --- | $ 0.26 |
| Average diluted common shares outstanding | 16,070 | | | | 16,070 |

# LaBARGE, INC.
## PRO FORMA COMBINED CONDENSED CONSOLIDATED
## STATEMENT OF OPERATIONS
## FOR THE TWELVE MONTHS ENDED JUNE 29, 2008

| | June 29, 2008 LaBarge | June 29, 2008 Pensar | Combined | Pro Forma Adjustments | Pro Forma Combined |
|---|---|---|---|---|---|
| Net sales | $ 279,485 | $ 50,982 | $ 330,467 | $ --- | $ 330,467 |
| **Cost and expenses:** | | | | | |
| Cost of sales | 224,498 | 42,862 | 267,360 | 892 **e** | 268,252 |
| Selling and administrative expense | 29,557 | 2,183 | 31,740 | 1,781 **f** | 33,521 |
| Interest expense | 1,459 | 322 | 1,781 | 1,256 **g** | 3,037 |
| Other (income) expense, net | 133 | (240) | (107) | --- | (107) |
| Earnings before taxes | $ 23,838 | $ 5,855 | $ 29,693 | $ (3,929) | $ 25,764 |
| Income taxes | 9,011 | --- | 9,011 | 738 **h** | 9,749 |
| **Net earnings** | **$ 14,827** | **$ 5,855** | **$ 20,682** | **$ (4,667)** | **$ 16,015** |
| **Basic earnings per common share:** | | | | | |
| Net earnings | $ 0.98 | --- | --- | --- | $ 1.05 |
| Average common shares outstanding | 15,198 | | | | 15,198 |
| **Diluted earnings per common share:** | | | | | |
| Net earnings | $ 0.92 | --- | --- | --- | $ 0.99 |
| Average diluted common shares outstanding | 16,138 | | | | 16,138 |

**LaBarge, Inc.**
**Form 8-K/A**

## NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FIANNCIAL INFORMATION

The unaudited pro forma combined condensed consolidated financial information included herein has been prepared in accordance with the rules and regulation of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulation; however, management believes that the disclosures are adequate to make the information presented not misleading.

### 1. BASIS OF PRO FORMA PRESENTATION

On December 22, 2008, LaBarge acquired substantially all of the net assets of Pensar for a purchase price of $45.3 million, which includes cash of $45.1 million, and transaction costs of $0.2 million.

LaBarge borrowed $10.1 million under a new revolving credit facility and borrowed $35 million under a term-loan to finance the transaction.

The unaudited pro forma combined condensed consolidated statements of operations for the year ended June 29, 2008, and for the six months ended December 28, 2008 give effect to the Acquisition as if it had occurred on July 2, 2007.The unaudited pro forma combined condensed consolidated statement of operations for the twelve months ended June 29, 2008, combine the results of operations of LaBarge for its fiscal year ended June 29, 2008 and Pensar for its twelve months ended June 30, 2008. The unaudited pro forma combined condensed consolidated statement of operations for the six months ended December 28, 2008 combine the results of operations of LaBarge and Pensar for the six months ended December 28, 2008 and December 21, 2008, respectively. Pensar's results of operations for the period from December 22, 2008 to December 28, 2008 are included in LaBarge's historical results of operations.

### 2. PURCHASE PRICE ALLOCATION

The following represents the allocation of the purchase price paid for Pensar based on the estimated fair values of the acquired assets and assumed liabilities of Pensar as of December 22, 2008. Actual fair values will be determined as more detailed analysis is completed and additional information on the fair values of Pensar's assets and liabilities becomes available.

The unaudited pro forma combined condensed consolidated financial statements reflect a total initial purchase price of $45.3 million (the "Initial Purchase Price"), consisting of the following: (i) the payment of the initial cash consideration of $45.1 million, (ii) estimated transaction costs of $0.2 million, and (iii) an increase in the purchase price of $41,000 based upon the working capital of Pensar on the

date of Acquisition. Under the purchase method of accounting, the Initial Purchase Price is allocated to Pensar's net tangible and intangible assets based upon their estimated fair value as of the date of the Acquisition. The preliminary purchase price allocation as of December 22, 2008 is as follows:

*(dollars in thousands)*

|  | At December 22, 2008 |
| --- | --- |
| Current assets | $ 14,485 |
| Property and equipment | 7,369 |
| Intangible assets | 11,270 |
| Goodwill | 17,826 |
| Total assets acquired | 50,950 |
| Current liabilities | 5,651 |
| Long-term liabilities | --- |
| Total liabilities assumed | 5,651 |
| Net assets acquired | $ 45,299 |

The allocation of the purchase price was based on a preliminary evaluation of assets acquired and liabilities assumed. LaBarge has preliminarily allocated approximately $9.7 million of the purchase price to a "Customer List" intangible asset, an amortizable intangible asset with an estimated useful life of eight years, and approximately $1.6 million of the purchase price to "Employee Non-Compete Contracts," an amortizable intangible asset with and estimated useful life of three and one-half years. The preliminary estimate of fair value of the assets were determined considering the "income," "market" and "cost" valuation approaches.

As of December 22, 2008, a preliminary estimate of $17.8 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired. In accordance with Standard Financial Accounting Statement No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but will be tested for impairment at least annually. The purchase price allocation presented above is preliminary and final allocation of the purchase price will be based upon the actual fair values of the net tangible and intangible assets acquired, as well as liabilities assumed as of the date of the Acquisition. Any change in the fair value of the net assets of Pensar will change the amount of the purchase price allocable to goodwill. The final purchase accounting adjustments may differ from the pro forma adjustments presented herein.

There were no historical transactions between LaBarge and Pensar.

3.      **PRO FORMA ADJUSTMENTS**

The unaudited pro forma combined condensed consolidated statements of operation give effect to the following pro forma adjustments:

**STATEMENT OF OPERATIONS**
**SIX MONTHS ENDED DECEMBER 28, 2008**

a. To reflect the incremental depreciation expense charged to cost of sales for the adjustment of acquired fixed assets to fair value based upon estimated useful lives of one to twenty-four years.

b. To reflect the incremental depreciation expense change to SG&A for the adjustment of acquired fixed assets to fair value based upon estimated useful lives of one to twenty-four years of $45,000, plus to reflect $801,000 for the amortization of the acquired intangibles over an estimated weighted-average useful life of 7.3 years, and less $142,000 of Pensar transaction costs related to the Acquisition.

c. Represents incremental interest expense as a result of the $45.3 million Pensar acquisition. Average debt balances are determined based upon the schedules repayment terms of the term loan. Incremental interest expense is computed as weighted-average annual interest rate of 4.1%, reflecting a combination of floating and fixed rate debt. A change in the weighted-average annual interest rate of 1/8 of a percent would change interest expense $0.02 million.

d. To reflect the tax effect of the pro forma adjustments and to tax effect Pensar earnings. Pensar was a limited liability company; and, therefore, its operations were not subject to corporate income taxes.

## STATEMENT OF OPERATIONS
## TWELVE MONTHS ENDED JUNE 29, 2008

e. To reflect the incremental depreciation expense charged to cost of sales for the adjustment of acquired fixed assets to fair value based upon estimated useful lives of one to twenty-four years, and to reflect a step-up of finished goods and work-in-process inventory based on the provisions of FASB Statement No. 141 "Business Combinations."

f. To reflect the incremental depreciation expense charged to SG&A for the adjustment of acquired fixed assets to fair value based upon an estimated useful lives of one to twenty-four years of $0.1 million, plus to reflect $1.7 million for the amortization of the acquired intangibles over an estimated weighted-average useful life of 7.3 years.

g. Represents incremental interest expense as a result of the $45.3 million Pensar acquisition. Average debt balances are determined based upon the scheduled repayment terms of the term loan. Incremental interest expense is computed at a weighted-average annual interest rate of 4.1%, reflecting a combination of floating and fixed rate debt. A change in the weighted-average annual interest rate of 1/8 of a percent would change interest expense $0.04 million.

h. To reflect the tax effect of the pro forma adjustments and to tax effect Pensar's earnings. Pensar was a limited liability company; and, therefore, its operations were not subject to corporate income taxes.